CUSIP NO. 13089P101	13D	Page 1 of 15

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (a)

(Amendment No. 2)

Calithera Biosciences, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

13089P101

(CUSIP Number)

Matthew Potter

c/o Delphi Ventures

160 Bovet Road, Suite #408

San Mateo, CA 94402

(650) 854-9650

COPY TO:

Christine Wichrowski, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1200 Seaport Boulevard, Redwood City, California 94063

(650) 321-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2017

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 13089P101	13D	Page 2 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delphi Ventures VIII, L.P. (“Delphi VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,403,238 shares, except that Delphi Management Partners VIII, L.L.C. (“DMP VIII”), the general partner of Delphi VIII, may be deemed to have sole power to vote these shares, and James J. Bochnowski (“Bochnowski”), David L. Douglass (“Douglass”), Deepika R. Pakianathan (“Pakianathan”) and Douglas A. Roeder (“Roeder”), the managing members of DMP VIII, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
2,403,238 shares, except that DMP VIII, the general partner of Delphi VIII, may be deemed to have sole power to dispose of these shares, and Bochnowski, Douglass, Pakianathan and Roeder, the managing members of DMP VIII, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,403,238
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 13089P101	13D	Page 3 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delphi BioInvestments VIII, L.P. (“DBI VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
23,464 shares, except that DMP VIII, the general partner of DBI VIII, may be deemed to have sole power to vote these shares, and Bochnowski, Douglass, Pakianathan and Roeder, the managing members of DMP VIII, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
23,464 shares, except that DMP VIII, the general partner of DBI VIII, may be deemed to have sole power to dispose of these shares, and Bochnowski, Douglass, Pakianathan and Roeder, the managing members of DMP VIII, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,464
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 13089P101	13D	Page 4 of 15

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delphi Management Partners VIII, L.L.C. (“DMP VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,426,702 shares, of which 2,403,238 shares are directly owned by Delphi VIII and 23,464 shares are directly owned by DBI VIII. DMP VIII is the general partner of each of Delphi VIII and DBI VIII, and may be deemed to have sole voting power with respect to such shares, except Bochnowski, Douglass, Pakianathan and Roeder, the managing members of DMP VIII, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
2,426,702 shares, of which 2,403,238 shares are directly owned by Delphi VIII and 23,464 shares are directly owned by DBI VIII. DMP VIII is the general partner of each of Delphi VIII and DBI VIII, and may be deemed to have sole power to dispose of these shares, except Bochnowski, Douglass, Pakianathan and Roeder, the managing members of DMP VIII, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,426,702
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.9%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 13089P101	13D	Page 5 of 15

1	NAME OF REPORTING PERSON James J. Bochnowski (“Bochnowski”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		2,426,702 shares, of which 2,403,238 shares are directly owned by Delphi VIII and 23,464 shares are directly owned by DBI VIII. Bochnowski is a managing member of DMP VIII, the general partner of each of Delphi VIII and DBI VIII, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		2,426,702 shares, of which 2,403,238 shares are directly owned by Delphi VIII and 23,464 shares are directly owned by DBI VIII. Bochnowski is a managing member of DMP VIII, the general partner of each of Delphi VIII and DBI VIII, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,426,702
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.9%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 13089P101	13D	Page 6 of 15

1	NAME OF REPORTING PERSON David L. Douglass (“Douglass”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		2,426,702 shares, of which 2,403,238 shares are directly owned by Delphi VIII and 23,464 shares are directly owned by DBI VIII. Douglass is a managing member of DMP VIII, the general partner of each of Delphi VIII and DBI VIII, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		2,426,702 shares, of which 2,403,238 shares are directly owned by Delphi VIII and 23,464 shares are directly owned by DBI VIII. Douglass is a managing member of DMP VIII, the general partner of each of Delphi VIII and DBI VIII, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,426,702
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.9%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 13089P101	13D	Page 7 of 15

1	NAME OF REPORTING PERSON Deepika R. Pakianathan (“Pakianathan”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 21,083 shares, all of which are issuable pursuant to outstanding options exercisable within 60 days of March 31, 2017.
6	SHARED VOTING POWER
		2,426,702 shares, of which 2,403,238 shares are directly owned by Delphi VIII and 23,464 shares are directly owned by DBI VIII. Pakianathan is a managing member of DMP VIII, the general partner of each of Delphi VIII and DBI VIII, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 21,083 shares, all of which are issuable pursuant to outstanding options exercisable within 60 days of March 31, 2017.
8	SHARED DISPOSITIVE POWER
		2,426,702 shares, of which 2,403,238 shares are directly owned by Delphi VIII and 23,464 shares are directly owned by DBI VIII. Pakianathan is a managing member of DMP VIII, the general partner of each of Delphi VIII and DBI VIII, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,447,785
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.9%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 13089P101	13D	Page 8 of 15

1	NAME OF REPORTING PERSON Douglas A. Roeder (“Roeder”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		2,426,702 shares, of which 2,403,238 shares are directly owned by Delphi VIII and 23,464 shares are directly owned by DBI VIII. Roeder is a managing member of DMP VIII, the general partner of each of Delphi VIII and DBI VIII, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		2,426,702 shares, of which 2,403,238 shares are directly owned by Delphi VIII and 23,464 shares are directly owned by DBI VIII. Roeder is a managing member of DMP VIII, the general partner of each of Delphi VIII and DBI VIII, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,426,702
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.9%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 13089P101	13D	Page 9 of 15

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 2 supplements and amends the Schedule 13D that was originally filed on October 9, 2014 and amended on February 14, 2017 (as amended, the “Original Schedule 13D”) to reflect changes resulting solely from the impact of changes in the number of outstanding shares of the common stock, par value $0.0001 per share (the “Common Stock”), of Calithera Biosciences, Inc., a Delaware corporation (the “Company”) in connection with a follow-on public offering (the “Follow-On Offering”) and sales of Common Stock under an at-the-market offering program (the “ATM Offering”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 2 have the meanings ascribed to them in the Original Schedule 13D. The Company’s principal executive offices are located at 343 Oyster Point Blvd., Suite 200, South San Francisco, California 94080.

ITEM 2.	IDENTITY AND BACKGROUND.

(a-c, f) This Schedule 13D is being filed on behalf of: (i) Delphi Ventures VIII, L.P., a Delaware limited partnership (“Delphi VIII”), (ii) Delphi BioInvestments VIII, L.P., a Delaware limited partnership (“DBI VIII”), (iii) Delphi Management Partners VIII, L.L.C., a Delaware limited liability company (“DMP VIII”), and (iv) James J. Bochnowski (“Bochnowski”), a citizen of the United States, (v) David L. Douglass (“Douglass”), a citizen of the United States, (vi) Deepika R. Pakianathan (“Pakianathan”), a citizen of the United States, and (vii) Douglas A. Roeder (“Roeder”), a citizen of the United States (the foregoing entities and individuals are collectively referred to as the “Reporting Persons”).

Delphi VIII and DBI VIII are venture capital funds. DMP VIII is the general partner of each of Delphi VIII and DBI VIII. Bochnowski, Douglass, Pakianathan and Roeder are the managing members of DMP VIII (collectively, the “Managing Members”). The principal business office of the Reporting Persons is 160 Bovet Road, Suite #408, San Mateo, California 94402.

(d) None of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In June 2010, each of Delphi VIII and DBI VIII entered into a Series A Preferred Stock Purchase Agreement with the Company pursuant to which such Reporting Persons acquired an aggregate of 6,874 shares of Series A Preferred Stock for an aggregate purchase price of $1,875,000.00. Delphi VIII acquired 6,808 shares of Series A Preferred Stock for a purchase price of $1,856,869.00 ($272.75 per share) and DBI VIII acquired 66 shares of Series A Preferred Stock for a purchase price of $18,131 ($274.71 per share). All of the shares of Series A Preferred Stock held by Delphi VIII and DBI VIII were converted, in connection with the closing of the Company’s initial public offering on October 1, 2014, into an aggregate of 6,874 shares of Common Stock.

Between November 2011 and May 2012, each of Delphi VIII and DBI VIII entered into a Series B Preferred Stock Purchase Agreement with the Company pursuant to which such Reporting Persons acquired an aggregate of 419,181 shares of Series B Preferred Stock for a purchase price of $4.7712 per share, and an aggregate purchase price of $2,000,000.00. Delphi VIII acquired 415,128 shares of Series B Preferred Stock for a purchase price of $1,980,660.00 and DBI VIII acquired 4,053 shares of Series B Preferred Stock for a purchase price of $19,340.00. All of the shares of Series B Preferred Stock held by Delphi VIII and DBI VIII were converted, in connection with the closing of the Company’s initial public offering on October 1, 2014, into an aggregate of 419,181 shares of Common Stock.

CUSIP NO. 13089P101	13D	Page 10 of 15

Between December 2012 and April 2013, each of Delphi VIII and DBI VIII entered into a Series C Preferred Stock Purchase Agreement with the Company pursuant to which such Reporting Persons acquired an aggregate of 747,540 shares of Series C Preferred Stock for a purchase price of $4.7712 per share, and an aggregate purchase price of $3,566,667.00. Delphi VIII acquired 740,312 shares of Series C Preferred Stock for a purchase price of $3,532,177.00 and DBI VIII acquired 7,228 shares of Series C Preferred Stock for a purchase price of $34,490.00. All of the shares of Series C Preferred Stock held by Delphi VIII and DBI VIII were converted, in connection with the closing of the Company’s initial public offering on October 1, 2014, into an aggregate of 747,540 shares of Common Stock.

Between October 2013 and July 2014, each of Delphi VIII and DBI VIII entered into a Series D Preferred Stock Purchase Agreement with the Company pursuant to which such Reporting Persons acquired an aggregate of 753,107 shares of Series D Preferred Stock for a purchase price of $8.4096 per share, and an aggregate purchase price of $6,333,333.00. Delphi VIII acquired 745,825 shares of Series D Preferred Stock for a purchase price of $6,272,091.00 and DBI VIII acquired 7,282 shares of Series D Preferred Stock for a purchase price of $61,242.00. All of the shares of Series D Preferred Stock held by Delphi VIII and DBI VIII were converted, in connection with the closing of the Company’s initial public offering on October 1, 2014, into an aggregate of 753,107 shares of Common Stock.

The Company effected a 1:48 reverse stock split of its common stock on September 19, 2014. Accordingly, unless otherwise noted above, all share and per share amounts have been adjusted to reflect this reverse stock split.

In the Company’s initial public offering, each of Delphi VIII and DBI VIII acquired an aggregate of 500,000 shares of Common Stock at a purchase price of $10.00 per share or $5,000,000.00 in the aggregate. Delphi VIII acquired 495,165 shares of Common Stock for $4,951,650.00 and DBI VIII acquired 4,835 shares of Common Stock for $48,350.00.

The source of the funds for the acquisition of the shares of Series A Preferred Stock purchased by Delphi VIII and DBI VIII was from working capital. No part of the purchase price was borrowed by Delphi VIII and DBI VIII for the purpose of acquiring such securities.

The source of the funds for the acquisition of the shares of Series B Preferred Stock purchased by Delphi VIII and DBI VIII was from working capital. No part of the purchase price was borrowed by Delphi VIII and DBI VIII for the purpose of acquiring such securities.

The source of the funds for the acquisition of the shares of Series C Preferred Stock purchased by Delphi VIII and DBI VIII was from working capital. No part of the purchase price was borrowed by Delphi VIII and DBI VIII for the purpose of acquiring such securities.

The source of the funds for the acquisition of the shares of Series D Preferred Stock purchased by Delphi VIII and DBI VIII was from working capital. No part of the purchase price was borrowed by Delphi VIII and DBI VIII for the purpose of acquiring such securities.

The source of the funds for the acquisition of the common shares purchased by Delphi VIII and DBI VIII connection with the Company’s initial public offering was from working capital. No part of the purchase price was borrowed by Delphi VIII and DBI VIII for the purpose of acquiring such securities.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons consummated the transactions described herein in order to acquire an interest in the Company for investment purposes. The Reporting Persons expect to evaluate the Company’s financial condition and prospects and their respective interests in, and intentions with respect to, the Company and their respective investments in the securities of the Company, on an on-going basis, which review may be based on various factors, including the Company’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase or decrease its holdings in the Company that the Reporting Persons now own or may hereafter acquire, including sales pursuant to the exercise of the registration rights provided by the Amended and Restated Investor Rights Agreement by and among the Company, Delphi VIII and DBI VIII and certain other parties thereto, dated as of October 7, 2013, as amended.

CUSIP NO. 13089P101	13D	Page 11 of 15

Pakianathan is a Company director named by one or more Reporting Persons.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b)        Regarding aggregate beneficial ownership, see Row 9 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 11 of the cover page of each Reporting Person, which is based on 35,294,575 shares of Common Stock outstanding as of May 5, 2017. Regarding sole power to vote shares, see Row 5 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 6 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 8 of the cover page of each Reporting Person. Although none of the Reporting Persons acquired any shares of Common Stock from the date of the Original Schedule 13D through March 31, 2017 (the “Interim Period”), during the Interim Period there was a material change in the percentage of Common Stock that the Reporting Persons are deemed to beneficially own as a result of the Follow-On Offering and the ATM Offering.

(c)         Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Common Stock of the Company during the past 60 days.

(d)         Under certain circumstances set forth in the limited partnership agreement of each of Delphi VIII and DBI VIII, and the limited liability company agreement of DMP VIII, the partners and the members of each of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member.

(e)           Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

In connection with acquisition of the preferred stock of the Company, each of Delphi VIII and DBI VIII and certain other investors entered into an Amended and Restated Investor Rights Agreement dated as of October 7, 2013, as amended, entitling such parties to the registration of their shares, including demand registration rights, Form S-3 registration rights, deferral of registration, and piggyback registration. The Amended and Restated Investor Rights Agreement also provides information and inspection rights, preemptive rights and rights related to appointment of directors to certain shareholders, but such rights automatically terminated upon the closing of Company’s initial public offering. This summary description does not purport to be complete, and is qualified in its entirety by the Amended and Restated Investor Rights Agreement, a copy of which is filed as Exhibit 10.1 to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on August 25, 2014 (the “S-1”) and is incorporated herein by reference.

Deepika R. Pakianathan, in her capacity as a director of the Company, and along with the other directors of the Company, entered into an indemnification agreement with the Company providing for indemnification to the fullest extent permitted by applicable law and the Company’s certificate of incorporation, from and against all costs, charges, expenses, liabilities and losses incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant. This summary description does not purport to be complete, and is qualified in its entirety by the Form of Indemnification Agreement filed with the Securities and Exchange Commission as Exhibit 10.13 to the S-1/A filed with the Securities and Exchange Commission on September 19, 2014 and is incorporated herein by reference.

CUSIP NO. 13089P101	13D	Page 12 of 15

In connection with the Company’s initial public offering, Reporting Persons, together with other existing stockholders and executive officers and directors of the Company, entered into a Lock-Up Agreement. Pursuant to such Lock-Up Agreement, the Reporting Persons agreed that they will not sell, transfer or dispose of, directly or indirectly, any of the Company’s Common Stock or securities convertible into or exercisable or exchangeable for the Company’s Common Stock for a period of 180 days after the public offering date set forth on the final prospectus of the Company. This summary description does not purport to be complete, and is qualified in its entirety by the Lock-Up Agreement attached as Exhibit A to the Underwriting Agreement filed with the Securities and Exchange Commission as Exhibit 1.1 to the S-1/A filed with the Securities and Exchange Commission on September 25, 2014 and is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing
EXHIBIT 1.1	Lock-Up Agreement entered into by and among the Company, the underwriters and certain others (incorporated by reference to Exhibit A of Exhibit 1.1 of the Company’s S-1/A).
EXHIBIT 10.1	Amended and Restated Investor Rights Agreement, dated as of October 7, 2013, as amended, among the Company and the Investors (incorporated by reference to Exhibit 10.1 of the Company’s S-1).
EXHIBIT 10.13	Form of Indemnification Agreement for Officers and Directors (incorporated by reference to Exhibit 10.13 of the Company’s S-1).

CUSIP NO. 13089P101	13D	Page 13 of 15

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 6, 2017

DELPHI VENTURES VIII, L.P.

By:	Delphi Management Partners VIII, L.L.C.
Its General Partner

By:	/s/ Matthew T. Potter
Name: Matthew T. Potter
Title: Chief Financial Officer/Attorney-In-Fact

DELPHI BIOINVESTMENTS VIII, L.P.

By:	Delphi Management Partners VIII, L.L.C.
Its General Partner

By:	/s/ Matthew T. Potter
Name: Matthew T. Potter
Title: Chief Financial Officer/Attorney-In-Fact

DELPHI MANAGEMENT PARTNERS VIII, L.L.C.

By:	/s/ Matthew T. Potter
Name: Matthew T. Potter
Title: Chief Financial Officer/Attorney-In-Fact

* Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 13089P101	13D	Page 14 of 15

JAMES J. BOCHNOWSKI

DAVID L. DOUGLASS

DEEPIKA R. PAKIANATHAN

DOUGLAS A. ROEDER

By:	/s/ Matthew T. Potter
Name: Matthew T. Potter
Title: Chief Financial Officer/Attorney-In-Fact

* Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 13089P101	13D	Page 15 of 15

exhibit A

Agreement of Joint Filing

The Reporting Persons agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Calithera Biosciences, Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.